                        [MAGICWORKS ENTERTAINMENT LOGO]

                                                               August 13, 1998

Dear Magicworks Entertainment Incorporated Stockholder:

   I am writing to inform you that on August 6, 1998, Magicworks Entertainment Incorporated (the "Company") entered into a merger agreement with SFX Entertainment, Inc. ("SFX") and MWE Acquisition Corp., a wholly owned subsidiary of SFX ("Purchaser"), which provides for the acquisition by SFX of all of the outstanding shares of common stock of the Company by means of a cash tender offer and a subsequent merger.

   As the first step of this acquisition, Purchaser is making a cash tender offer for all outstanding shares of the Company's common stock at a price of $4.00 per share, net to the seller in cash. Subject to certain conditions, Purchaser and the Company will be merged subsequent to the completion of the tender offer, and the remaining outstanding shares will be converted into the right to receive $4.00 per share.

   YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS OF THE COMPANY ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES.

   In arriving at its recommendation, the Board of Directors, along with a special committee consisting of the independent Directors of the Board of Directors (the "Independent Committee"), gave careful consideration to the factors described in the attached Schedule 14D-9, which is being filed with the Securities and Exchange Commission. Included as Annex A to the Schedule 14D-9 is a copy of the written opinion dated August 6, 1998 of Salomon Smith Barney to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be received by the holders of the common stock (other than SFX and its affiliates) in the offer and the merger was fair, from a financial point of view, to such holders.

   In addition to the attached Schedule 14D-9, also enclosed with this letter is Purchaser's Offer to Purchase, dated August 13, 1998, together with related materials, including a Letter of Transmittal to be used for tendering your shares. The Offer to Purchase and the Letter of Transmittal set forth in detail the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully.

   If you desire assistance in completing the Letter of Transmittal or tendering your shares, please call Georgeson & Company Inc., the Information Agent for the tender offer, at (212) 440-9800 or toll-free at 1-800-223-2064.

                                               Very truly yours,

                                               /s/ Lee Marshall

                                               Lee Marshall, President, Chief
                                               Operating Officer and Director




                 MIAMI o CLEVELAND o NEW YORK o SALT LAKE CITY